Filed by BAE Systems plc
Filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies: European Aeronautic Defence & Space Company N.V. and BAE Systems plc
Commission File Nos.: 132-02764 and 132-02763
Date: 4 October 2012

Note: The filing of the information below under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

BAE Systems plc has issued the following information to its employees following the issue of an announcement on 12 September 2012 confirming that BAE Systems and EADS N.V. are in discussions regarding a possible combination of their businesses.

From Ian King, Chief Executive, BAE Systems plc to employees:

I would like to start by again thanking you for sharing your comments and questions after my last blog regarding the possible combination with EADS. I am heartened by your enthusiasm and energy. I also recognise that there are many questions which we cannot answer at this stage. I remain absolutely committed to provide responses to those that I can, by asking the team to update the FAQs - I hope you find this helpful.

I witnessed the same positive attitude at my leadership meeting last week. I hold these sessions twice a year and we use them as an opportunity to discuss the key business issues, our strategy and performance. We spent time discussing the potential BAE Systems/EADS combination. The enthusiasm and interest levels were remarkably high, and I was really encouraged by the support of the team for this option.

Thank you for your continued trust and support as we work through the current discussions, and for your on-going commitment to deliver for our stakeholders. Let's not let anyone down.

Ian

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities in the United States. The securities referred to herein may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the "Securities Act"), or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus satisfying applicable requirements that may be obtained from EADS N.V. or BAE Systems plc, as applicable, and that will contain detailed information about EADS N.V. and BAE Systems plc and their respective management, as well as financial statements. To the extent an exemption from registration under the Securities Act is not available for any offering of securities by either EADS N.V. or BAE Systems plc, such offering will be registered under the Securities Act. If and when the parties enter into a definitive agreement, transaction documents will be made available to EADS N.V. and BAE Systems plc shareholders by EADS N.V. and BAE Systems plc and, if required, will either be furnished to or filed with the SEC. Holders of BAE Systems plc securities or of EADS N.V. securities who are US persons or who are located in the United States are urged to read such documents if and when they become available before they make any decision with respect to any combination transaction. If such documents are furnished or filed with the SEC, they will be available free of charge at the SEC's web site at www.sec.gov. Nothing in this document shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the Securities Act may ever occur in connection with the possible business combination transaction described herein.